Exhibit 99.2

REDWIRE CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Capitalized terms used but not defined in this Exhibit 99.2 shall have the meanings ascribed to them in Redwire Corporation’s Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2025.

Introduction

On January 20, 2025, Redwire Corporation (“Acquirer” or “Redwire”) entered into an agreement and plan of merger (the “Merger Agreement”) by and among (i) Edge Autonomy Ultimate Holdings, LP, a Delaware limited partnership (f/k/a UAVF Ultimate Holdings, LP) ("Seller"), (ii) Edge Autonomy Intermediate Holdings, LLC, a Delaware limited liability company (f/k/a UAVF Intermediate Holdings, LLC) (“Edge Autonomy”), (iii) Redwire, (iv) Echelon Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Redwire (“Merger Sub”), and (v) Echelon Purchaser, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Redwire (“Purchaser”, together with Seller, the "Company", Redwire and Merger Sub, the “Parties”, and each, a “Party”), as amended on February 3, 2025, pursuant to which Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of Redwire (the “First Merger”), with Edge Autonomy being the surviving company (the “Initial Surviving Company”). Immediately following the First Merger, the Initial Surviving Company will merge with and into the Purchaser (“Second Merger” together with the First Merger, the “Merger”), whereupon the Initial Surviving Company will cease to exist and Purchaser will continue as a wholly-owned subsidiary of Redwire. Under the terms of the Merger Agreement, Redwire will acquire Edge Autonomy for $925 million, subject to working capital, cash, and debt adjustments. Shareholders of Edge Autonomy will receive $150 million in cash and $775 million in shares of Redwire common stock, based on the volume-weighted average trading price on the New York Stock Exchange for the 30 trading days ending on January 17, 2025 of $15.07. The estimated equity consideration, considering working capital, cash, and debt adjustments, is approximately 48.4 million shares of Redwire common stock, reflecting a fair value of approximately $401 million based on Redwire’s closing share price of $8.29 on March 31, 2025. Of the $150 million cash consideration, it is estimated that $99 million will be paid directly to Seller and $51 million will be paid to settle Seller expenses and indebtedness. The cash proceeds are expected to be funded through the issuance of $225 million of new term debt, approximately $25 million drawn from a new revolving credit facility, proceeds from the exercise of Redwire’s public warrants after December 31, 2024, and existing cash balances.

The unaudited pro forma condensed combined financial information, which is derived from Redwire’s historical consolidated financial statements as included in our Annual Report Form 10-K, for the year ended December 31, 2024, filed with the SEC on March 11, 2025, which are incorporated by reference, and Edge Autonomy’s historical consolidated financial statements as included within Exhibit 99.1 of this Form 8-K, which is incorporated by reference, has been prepared in accordance with Article 8 and Article 11 of Regulation S-X, and is presented as follows:

•The unaudited pro forma condensed combined balance sheet as of December 31, 2024, was prepared based on (i) the audited consolidated balance sheet of Redwire as of December 31, 2024, and (ii) the audited consolidated balance sheet of Edge Autonomy as of December 31, 2024.
•The unaudited pro forma condensed combined statement of operations and comprehensive income (loss) for the year ended December 31, 2024, was prepared based on (i) the audited consolidated statement of operations and comprehensive income (loss) of Redwire for the year ended December 31, 2024, and (ii) the audited consolidated statement of operations and comprehensive income (loss) of Edge Autonomy for the year ended December 31, 2024.

The historical financial statements of Redwire and Edge Autonomy have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give pro forma effect to events which are necessary to account for the Merger, warrants exercise, new term debt, and revolving credit facility in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances.

The Merger will be treated as a business combination in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), with Redwire as the accounting acquirer and Edge Autonomy as the accounting acquiree. Per guidance from ASC 805, the total consideration will be allocated to Edge Autonomy’s assets acquired and liabilities assumed based upon their estimated fair values at the Merger date, which is expected to close during the second quarter of 2025. The process of valuing the net assets of Edge Autonomy at the expected acquisition date, as well as evaluating accounting policies for conformity, is preliminary. Any differences between the fair value of the consideration transferred and the fair value of the assets acquired, and liabilities assumed will be recorded as goodwill. Accordingly, the purchase consideration allocation and related adjustments reflected in this unaudited pro forma condensed combined financial information are preliminary and represents the best estimate of fair value, which is subject to revision based on a final determination of fair value at close of the Merger.

As a result of the foregoing, the unaudited pro forma condensed combined financial information is based on the preliminary information available and management’s preliminary valuation of the fair value of tangible and intangible assets acquired and liabilities assumed. Redwire will finalize the accounting for the Merger as soon as practicable within the measurement period in accordance with ASC 805, but in no event later than one (1) year from the closing date of the Merger.

The unaudited pro forma condensed combined financial information and related notes are provided for illustrative purposes only and do not proport to represent what the combined company’s actual results of operations or financial position would have been had the Merger been completed on the dates indicated, nor are they necessarily indicative of the combined company’s future results of operations or financial position for any future period. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein.

The following unaudited pro forma condensed combined financial information gives effect to the Merger, warrants exercise, and debt financing, which includes the following specific adjustments:

•Certain reclassifications to conform Edge Autonomy’s historical financial statement presentation to Redwire’s presentation;
•Application of the acquisition method of accounting under the provisions of ASC 805 and to reflect estimated consideration of approximately $551 million;
•Proceeds from the exercise of Redwire’s public warrants;
•Proceeds and uses of the debt financing entered into in connection with the Merger; and
•Non-recurring transaction costs in connection with the Merger.

Upon completion of the Merger, Redwire will perform a detailed review of Edge Autonomy’s accounting policies. As a result of that review, Redwire may identify differences between the accounting policies of Redwire and Edge Autonomy that, when conformed, could have a material impact on the consolidated financial statements of the combined company. At this time, Redwire is not aware of any significant accounting policy differences. The pro forma financial statements do not reflect any cost or growth synergies that the combined company may achieve as a result of the Merger, or the costs to combine the operations of Redwire and Edge Autonomy, or the costs necessary to achieve these cost or growth synergies.

REDWIRE CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 31, 2024
(In thousands of U.S. dollars)

	Redwire (Historical)	Edge Autonomy (Historical Adjusted) (Note 3)	Debt Financing Adjustments	Notes	Warrants Exercise	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash, cash equivalents and restricted cash	$49,071	$55,941	$242,088	4(A)	$82,862	5(A)	$(150,000)	6(A)	$78,576
							(128,173)	6(B)
							(17,272)	6(C)
							(55,941)	6(D)
Contract assets	43,044	—	—		—		—		43,044
Accounts receivable, net	21,905	13,238	—		—		—		35,143
Inventory	2,239	35,726	—		—		—		37,965
Income tax receivable	666	—	—		—		—		666
Prepaid insurance	975	391	—		—		—		1,366
Prepaid expenses and other current assets	8,025	5,005	555	4(A)	—		(668)	6(B)	12,917
Total current assets	125,925	110,301	242,643		82,862		(352,054)		209,677
Property, plant and equipment, net	17,837	17,552	—		—		—		35,389
Right-of-use assets	15,277	9,594	—		—		—		24,871
Intangible assets, net	61,788	29,460	—		—		231,872	6(E)	323,120
Goodwill	71,161	32,088	—		—		551,397	6(A)	393,684
							(231,872)	6(E)
							(13,122)	6(D)
							61,191	6(F)
							(77,159)	6(G)
Deferred tax asset	72	9,066	—		—		—		9,138
Other non-current assets	557	660	2,225	4(A)	—		(557)	6(B)	2,885
Total assets	$292,617	$208,721	$244,868		$82,862		$169,696		$998,764

REDWIRE CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 31, 2024
(In thousands of U.S. dollars)

	Redwire (Historical)	Edge Autonomy (Historical Adjusted) (Note 3)	Debt Financing Adjustments	Notes	Warrants Exercise	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Combined

Liabilities, Convertible Preferred Stock and Equity (Deficit)
Current liabilities:
Accounts payable	$32,127	$3,972	$—		$—		$—		$36,099
Short-term debt, including current portion of long-term debt	1,266	—	2,250	4(A)	—		(780)	6(B)	2,736
Short-term operating lease liabilities	4,354	1,143	—		—		—		5,497
Short-term finance lease liabilities	473	—	—		—		—		473
Accrued expenses	24,192	11,741	—		—		(2,074)	6(B)	33,859
Deferred revenue	67,201	34,267	—		—		—		101,468
Other current liabilities	19,730	1,502	—		—		—		21,232
Total current liabilities	149,343	52,625	2,250		—		(2,854)		201,364
Long-term debt, net	124,464	69,063	242,618	4(A)	—		(124,464)	6(B)	242,618
							(69,063)	6(D)
Long-term operating lease liabilities	13,444	8,825	—		—		—		22,269
Long-term finance lease liabilities	980	—	—		—		—		980
Warrant liabilities	55,285	—	—		—		—		55,285
Deferred tax liabilities	582	—	—		—		61,191	6(F)	61,773
Other non-current liabilities	428	1,049	—		—		—		1,477
Total liabilities	344,526	131,562	244,868		—		(135,190)		585,766
Convertible preferred stock, $0.0001 par value	136,805	—	—		—		—		136,805
Shareholders’ Equity (Deficit)
Preferred stock, $0.0001 par value	—	—	—		—		—		—
Common stock, $0.0001 par value	7	53,416	—		1	5(A)	5	6(A)	13
							(53,416)	6(G)
Treasury stock	(3,573)	—	—		—		—		(3,573)
Additional paid-in capital	161,619	—	—		82,861	5(A)	401,392	6(A)	645,872
Retained earnings (accumulated deficit)	(348,106)	30,956	—		—		(2,080)	6(B)	(367,458)
							(17,272)	6(C)
							(30,956)	6(G)
Accumulated other comprehensive income (loss)	1,339	(7,213)	—		—		7,213	6(G)	1,339
Total equity (deficit)	(188,714)	77,159	—		82,862		304,886		276,193
Total liabilities, convertible preferred stock and equity (deficit)	$292,617	$208,721	$244,868		$82,862		$169,696		$998,764

See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the Year Ended December 31, 2024
(In thousands of U.S. dollars, except share data)

	Redwire (Historical)	Edge Autonomy (historical Adjusted) (Note 3)	Debt Financing Adjustments	Notes	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenues	$304,101	$194,983	$—		$—		$499,084
Cost of sales	259,646	100,113	—		—		359,759
Gross profit	44,455	94,870	—		—		139,325
Operating expenses:
Selling, general and administrative expenses	71,398	50,501	—		32,249	7(A)	154,148
Research and development	6,128	14,952	—		—		21,080
Transaction expenses	9,129	3,132	—		17,272	7(B)	29,533
Operating income (loss)	(42,200)	26,285	—		(49,521)		(65,436)
Interest expense, net	13,483	6,296	25,746	4(B)	(19,779)	7(C)	25,746
Other (income) expense, net	60,648	(374)	—		2,080	7(D)	62,354
Income (loss) before income taxes	(116,331)	20,363	(25,746)		(31,822)		(153,536)
Income tax expense (benefit)	(2,020)	4,590	(6,794)	4(C)	(8,075)	7(E)	(12,299)
Net income (loss)	(114,311)	15,773	(18,952)		(23,747)		(141,237)
Net income (loss) attributable to noncontrolling interests	4	—	—		—		4
Net income (loss) attributable to Redwire Corporation	$(114,315)	$15,773	$(18,952)		$(23,747)		$(141,241)
Dividends on Convertible Preferred Stock	41,052	—	—		—		41,052
Net income (loss) available to common shareholders	(155,367)	15,773	(18,952)		(23,747)		(182,293)
Foreign currency translation gain (loss), net of tax	(1,407)	(4,675)	—		—		(6,082)
Total comprehensive income (loss)	$(115,722)	$11,098	$(18,952)		$(23,747)		$(147,323)

Net income (loss) per share:
Basic and diluted	$(2.35)						$(1.50)
Weighted-average shares outstanding:
Basic and diluted	66,146,155						121,770,950

See accompanying notes to unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
Note 1 – Basis of Presentation

The unaudited pro forma condensed combined financial information and related notes are prepared in accordance with Article 8 and Article 11 of Regulation S-X.

Both Redwire and Edge Autonomy historical financial statements were prepared in accordance with U.S. GAAP and presented in U.S. dollars.

The unaudited pro forma condensed combined financial information is prepared using the acquisition method of accounting in accordance with ASC 805, with Redwire treated as the accounting acquirer for the Merger. Under ASC 805, assets acquired, and liabilities assumed in a business combination are recognized and measured at their assumed merger closing date fair value, while transaction costs associated with a business combination are expensed as incurred. The excess of merger consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

The unaudited pro forma condensed combined balance sheet is presented as if the Merger had occurred on December 31, 2024, and the unaudited pro forma condensed combined statement of operations and comprehensive income (loss) for the year ended December 31, 2024 are presented as if the Merger had occurred on January 1, 2024.

The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dis-synergies, operating efficiencies or cost savings that may result from the Merger and integration costs that may be incurred. The pro forma adjustments represent Redwire’s best estimates and are based upon currently available information and certain assumptions that Redwire believes are reasonable under the circumstances. Redwire is not aware of any material transactions between Redwire and Edge Autonomy during the period presented. Accordingly, adjustments to eliminate transactions between Redwire and Edge Autonomy have not been reflected in the unaudited pro forma condensed combined financial information.

Note 2 – Significant Accounting Policies

The accounting policies used in the preparation of the unaudited pro forma condensed combined financial information are those set out in Redwire’s audited financial statements as of and for the year ended December 31, 2024. Upon completion of the Merger, management will perform a comprehensive review of Edge Autonomy’s accounting policies. Management is currently not aware of any significant accounting policy differences and, therefore, has not made any adjustments to the pro forma condensed combined financial information related to these potential differences other than the adjustments described in Note 3 below. Upon completion of the Merger and management’s comprehensive review, management may identify differences in accounting policies between the two entities which, when conformed, could have a material impact on the consolidated financial statements of Redwire following the Merger.

Note 3 – Reclassification Adjustments

Certain reclassifications are reflected in the pro forma adjustments to conform Edge Autonomy’s financial statement presentation to Redwire’s in the unaudited pro forma condensed combined balance sheet and statement of operations and comprehensive income (loss). These reclassifications have no effect on previously reported shareholders’ equity or income of Redwire or Edge Autonomy. The pro forma financial information may not reflect all reclassifications necessary to conform Edge Autonomy’s presentation to that of Redwire due to limitations on the availability of information as of the date of this Form 8-K. Accounting policy differences and additional reclassification adjustments may be identified as more information becomes available.

The following reclassification adjustments were made to conform Edge Autonomy’s financial statement presentation to Redwire’s:

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

UNAUDITED CONDENSED COMBINED BALANCE SHEET
As of December 31, 2024
(In thousands of U.S. dollars)
Redwire presentation	Edge Autonomy presentation	Edge Autonomy (Historical)	Reclassification Adjustments	Notes	Edge Autonomy Historical Adjusted
Assets	Assets
Current assets:	Current assets:
Cash, cash equivalents and restricted cash	Cash	$50,411	$5,530	(A)	$55,941
	Restricted cash	5,530	(5,530)	(A)	—
Accounts receivable, net	Accounts receivable, net of allowance for credit losses	13,238	—		13,238
Inventory	Inventories	35,726	—		35,726
Prepaid insurance		—	391	(B)	391
Prepaid expenses and other current assets	Prepaid expenses and other current assets	5,396	(391)	(B)	5,005
Total current assets	Total current assets	110,301	—		110,301
Property, plant and equipment, net	Property and equipment, net	17,552	—		17,552
Right-of-use assets	Operating lease right-of-use assets	9,594	—		9,594
Intangible assets, net		—	29,460	(C)	29,460
	Customer relationships, net	18,628	(18,628)	(C)	—
	Technology, net	9,614	(9,614)	(C)	—
	Other intangible assets	1,218	(1,218)	(C)	—
Goodwill	Goodwill	32,088	—		32,088
Deferred tax assets	Deferred tax asset	9,066	—		9,066
Other non-current assets	Other non-current assets	660	—		660
Total assets	Total assets	$208,721	$—		$208,721
Liabilities, convertible preferred stock and equity (deficit)	Liabilities and Members' Equity
Current liabilities:	Current liabilities:
Accounts payable	Accounts payable	$3,972	$—		$3,972
Short-term operating lease liabilities	Short-term operating lease liabilities	1,143	—		1,143
Accrued expenses	Accrued expenses	10,823	918	(D)	11,741
Deferred revenue	Deferred revenue	34,267	—		34,267
Other current liabilities	Other current liabilities	2,420	(918)	(D)	1,502
Total current liabilities	Total current liabilities	52,625	—		52,625
Long-term debt, net	Long-term debt, net	69,063	—		69,063
Long-term operating lease liabilities	Long-term operating lease liabilities	8,825	—		8,825
Other non-current liabilities	Other non-current liabilities	1,049	—		1,049
Total liabilities	Total liabilities	131,562	—		131,562
Shareholders’ Equity (Deficit)	Members' equity
Common stock, $0.0001 par value	Units	53,416	—		53,416
Accumulated deficit	Retained earnings	30,956	—		30,956
Accumulated other comprehensive income (loss)	Accumulated other comprehensive loss	(7,213)	—		(7,213)
Total equity (deficit)	Members' equity	77,159	—		77,159
Total liabilities, convertible preferred stock and equity (deficit)	Total liabilities and members' equity	$208,721	$—		$208,721

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

A.	Reclassification of "Restricted cash" as reported by Edge Autonomy to "Cash, cash equivalents and restricted cash" as reported by Redwire.

B.	Reclassification of prepaid insurance from "Prepaid expenses and other current assets" as reported by Edge Autonomy to "Prepaid insurance" as reported by Redwire.

C.	Reclassification of "Customer relationships, net", "Technology, net", and "Other intangible assets" as reported by Edge Autonomy to "Intangible assets, net" as reported by Redwire.

D.	Reclassification of certain payroll related liabilities reported as "Other current liabilities" by Edge Autonomy to "Accrued expenses" as reported by Redwire.

UNAUDITED CONDENSED COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the year ended December 31, 2024
(In thousands of U.S. dollars)
Redwire presentation	Edge Autonomy presentation	Edge Autonomy (Historical)	Reclassification Adjustments	Notes	Edge Autonomy Historical Adjusted
Revenues	Revenue	$194,983	$—		$194,983
Cost of sales	Cost of sales	100,113	—		100,113
Gross profit	Gross profit	94,870	—		94,870
Operating expenses:	Operating expenses:
Selling, general and administrative expenses	Selling, general and administrative expenses	47,550	2,951	(E)	50,501
Research and development	Research and development expenses	14,952	—		14,952
Transaction expenses	Transaction expenses	3,132	—		3,132
Operating income (loss)	Income from operations	29,236	(2,951)		26,285
Interest expense, net	Interest expense, net	6,296	—		6,296
Other (income) expense, net	Other expense, net	2,577	(2,951)	(E)	(374)
Income (loss) before income taxes	Income before income taxes	20,363	—		20,363
Income tax expense (benefit)	Provision for income taxes	4,590	—		4,590
Net income (loss)	Net income	15,773	—		15,773
Foreign currency translation gain (loss), net of tax	Net foreign currency translation adjustment	(4,675)	—		(4,675)
Total comprehensive income (loss)	Comprehensive income	$11,098	$—		$11,098

E.
Reclassification of board compensation and management fees paid to AE Industrial Partners presented as "Other (income) expense, net" by Edge Autonomy to "Selling, general and administrative expenses" as reported by Redwire. Upon consummation of the Merger, management fees will no longer be paid to AE Industrial Partners.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
Note 4 – Debt Financing

A.
Redwire currently plans to issue $225 million of term debt and secure a $100 million revolving credit facility. Based on current negotiations with potential lenders, the term debt and revolving credit facility will accrue interest at an annual rates based on Secured Overnight Financing Rate (“SOFR”) plus 5.50%. Principal repayments of the term debt amount to 1% of the face value and will be due annually, with the remaining balance due at maturity in 2031. Principal repayment of the revolving credit facility will be due at maturity in 2030. Proceeds from the term debt and approximately $25 million drawn from the revolving credit facility will be used to settle Redwire’s existing debt and fund the cash portion of the Merger consideration. The pro forma effects of the debt financing are as follows:

(In thousands of U.S. dollars)	Long-term debt, net	Short-term debt, including current portion of long-term debt	Prepaid expenses and other current assets	Other non-current assets	Cash, cash equivalents and restricted cash
Issuance of new debt:
Borrowings under the term loan credit agreement	$222,750	$2,250	$—	$—	$225,000
Debt issuance costs on term loan	(5,132)	—	—	—	(5,132)
Borrowings under the revolving credit facility	25,000	—	—	—	25,000
Debt issuance costs on revolving credit facility	—	—	555	2,225	(2,780)
Pro forma adjustments for new issuance(1)	$242,618	$2,250	$555	$2,225	$242,088
(1) Reflects the anticipated borrowings under the term loan with a total principal amount of $225.0 million and $25.0 million drawn from the revolving credit facility to fund the Merger and pay down its existing debt and Edge Autonomy’s existing debt as described in Note 6 and Note 7 below, and total debt issuance costs of $7.9 million.

B.	Represents an increase to interest expense of $25.7 million for the year ended December 31, 2024, which includes the following:

(In thousands of U.S. dollars)	Year Ended December 31, 2024
Interest on borrowings under the term loan credit agreement(1)	$22,727
Interest on borrowings under the revolving credit facility(2)	3,019
Total pro forma interest expense adjustment	$25,746

(1) Represents additional interest expense and amortization of debt issuance costs on the $225 million of borrowings assumed under the term loan based on terms currently proposed by potential lenders. Interest expense is calculated using the effective interest rate method, with the weighted-average interest rate equal to 10.3%.
(2) Represents additional interest expense and amortization of debt issuance costs on the $25.0 million of borrowings assumed under the revolving credit facility. Interest expense is calculated using a rate of 9.9%. Debt issuance costs of $2.8 million are amortized on a straight-line over the period of 5 years of the revolving credit facility.

A sensitivity analysis on interest expense for the year ended December 31, 2024 has been performed to assess the effect of change of 12.5 basis points in the weighted-average interest rate. The following table shows this effect of change in interest expense for the debt financing:

(In thousands of U.S. dollars)	Year Ended December 31, 2024
Increase of 0.125%	$310
Decrease of 0.125%	$(310)

C.
Represents the income tax effect of the debt financing adjustments calculated using an estimated tax rate of 26.39%. The effective tax rate of the combined company could be significantly different than what is presented in the pro forma financial information depending on post-Merger activities and the geographical mix of taxable income.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
Note 5 – Warrants Exercise

A.
Subsequent to December 31, 2024, 7,205,399 of Redwire's public warrants were exercised and converted into 7,205,399 shares of Redwire's common stock at the exercise price of $11.50 per share for proceeds of $82.9 million. Proceeds from the exercise of these warrants were factored into management's estimates for debt financing needed to settle the cash consideration for the Merger. As such, an adjustment has been included to give effect to the exercise of the warrants as if they had occurred on December 31, 2024.

Note 6 – Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

A.
The unaudited pro forma condensed combined financial information reflects the acquisition of Edge Autonomy for an estimated preliminary purchase consideration of $551 million. The fair value of the purchase consideration expected to be transferred on the closing date includes:

•the estimated fair value of approximately 48.4 million shares of Redwire common stock, with a par value of $0.0001 per share, to be transferred, calculated by using the price per share of Redwire common stock as of March 31, 2025.
•the value of the estimated cash consideration; and
•settlement of Seller's pre-combination debt and transaction expenses.

The calculation of the purchase consideration is as follows:

(In thousands of U.S. dollars, except share price and shares)	Amount
Number of shares to be issued by Redwire	48,419
Share price as of March 31, 2025	$8.29
Estimated equity consideration	$401,397
Cash consideration	99,395
Total estimated purchase price	$500,792
Settlement of Seller's debt	15,450
Settlement of Seller's transaction expenses	35,155
Total estimated consideration transferred	$551,397

The actual value of Redwire common stock to be issued will depend on the per share price of Redwire common stock at the closing date of the Merger and, therefore, the actual purchase consideration will fluctuate with the market price of Redwire common stock until the Merger is completed. The following table shows the effect of changes in Redwire’s share price and the resulting impact on the estimated purchase consideration:

(In thousands of U.S. dollars, except share price)	Share Price	Estimated Purchase Consideration
Increase of 10%	$9.12	$591,537
Decrease of 10%	$7.46	$511,257

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, Edge Autonomy’s identifiable assets acquired and liabilities assumed by Redwire will be recorded at the Merger date fair values. The excess purchase price over the fair value of identifiable assets and liabilities is recorded as goodwill. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and are prepared to illustrate the estimated effect of the Merger. The final determination of the purchase price allocation will be completed as soon as practicable within the measurement period in accordance with ASC 805, but in no event later than one year from the Merger, and will be based on the fair values of the assets acquired and liabilities assumed as of the closing date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial information. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in material changes to the estimates of fair value set forth below.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
The following table sets forth a preliminary allocation of the estimated purchase consideration to Edge Autonomy’s identifiable tangible and intangible assets expected to be acquired and liabilities expected to be assumed by Redwire, as if the Merger has been completed on December 31, 2024, with the excess recorded as goodwill:

(In thousands of U.S. dollars)
Assets:
Accounts receivable, net	$13,238
Inventory	35,726
Prepaid insurance	391
Prepaid expenses and other current assets	5,005
Property, plant and equipment, net	17,552
Right-of-use assets	9,594
Intangible assets, net	261,332
Deferred tax asset	9,066
Other non-current assets	660
Total assets	352,564

Liabilities:
Accounts payable	3,972
Short-term operating lease liabilities	1,143
Accrued expenses	11,741
Deferred revenue	34,267
Other current liabilities	1,502
Long-term operating lease liabilities	8,825
Deferred tax liability	61,191
Other non-current liabilities	1,049
Total liabilities	123,690
Net assets acquired	228,874
Estimated purchase consideration	551,397
Estimated goodwill	$322,523

B.
Represents the settlement of outstanding principal balance and accrued interest related to Redwire’s debt facilities, which will be refinanced concurrently with the closing of the Merger. The settlement of this debt would result in a loss on extinguishment. An adjustment for the loss on extinguishment has been reflected in Retained earnings (accumulated deficit). The pro forma effects of the settlement of Redwire's debt facilities are as follows:

(In thousands of U.S. dollars)	Long-term debt, net	Short-term debt, including current portion of long-term debt	Accrued expenses	Prepaid expenses and other current assets	Other non-current assets
Adams Street Term Loan	$29,902	$310	$—	$—	$—
Adams Street Delayed Draw Term Loan	14,469	150	—	—	—
Adams Street Incremental Term Loan	30,948	320	—	—	—
Adams Street Revolving Credit Facility	50,000	—	—	—	—
Accrued interest	—	—	2,074	—	—
Unamortized discounts and issuance costs	(855)	—	—	668	557
Pro forma adjustments for settlement of Redwire debt	$124,464	$780	$2,074	$668	$557

C.	Reflects the adjustment to cash and cash equivalents and Redwire’s retained earnings to record the estimated acquisition costs to be incurred by Redwire in connection with the Merger.

D.	Represents the settlement of Edge Autonomy's outstanding indebtedness.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

E.
Represents the net adjustment to the estimated fair value of intangible assets acquired in the Merger. Preliminary identifiable intangible assets in the pro forma financial information are provided in the table below. The amortization related to these identifiable intangible assets is calculated on a straight-line basis over the estimated useful life and is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statements of operations and comprehensive income (loss). The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions.

	Estimated Fair Value	Estimated Useful Life
	(In thousands of U.S. dollars)	(in years)
Trade name	$13,067	15
Customer relationships	91,466	6
Technology	156,799	8
Total	261,332
Eliminate historical Edge Autonomy intangible assets carrying value	29,460
Pro Forma Adjustment	$231,872

F.
Represents the adjustment to the deferred tax asset and the deferred tax liability balances associated with the incremental differences in the book and tax basis created from the preliminary purchase price allocation, primarily resulting from the closing date value of intangible assets. Deferred taxes are established based on a statutory tax rate based on jurisdictions where income is generated. The effective tax rate of Redwire following the Merger could be significantly different (either higher or lower) depending on post-Merger activities, including repatriation decisions, cash needs and the geographical mix of income. This determination is preliminary and subject to change based upon the final determination of the fair value of the identifiable intangible assets and liabilities.

G.	Represents the elimination of Edge Autonomy’s historical equity balances.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
Note 7 – Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income (Loss)

A.
Represents the net adjustment to record amortization expense of $32 million based on the preliminary fair value of the identified intangible assets and the related assigned estimated useful life for the year ended December 31, 2024.

B.
Represents Redwire's total estimated unrecorded transaction costs of $17 million that are expected to be incurred. This adjustment excludes $4 million in transaction costs which are recognized in Redwire's historical financial statements for the year ended December 31, 2024.

C.	Represents the reversal of Redwire's and Edge Autonomy’s historical interest expense, including the amortization of debt issuance costs.

D.	Represents the loss on extinguishment of Redwire's debt facilities upon settlement at close of the Merger.

E.
Represents the income tax effect of the transaction accounting adjustments calculated using an estimated tax rate of 26.39%. The effective tax rate of the combined company could be significantly different than what is presented in the pro forma financial information depending on post-Merger activities and the geographical mix of taxable income.

Note 8 – Net Income (Loss) Per Share
The following table sets forth the computation of pro forma basic and diluted earnings (loss) per share for the year ended December 31, 2024.

Year Ended
(In thousands of U.S. dollars, except share and per share data)	December 31, 2024
Numerator:
Net income (loss) available to common shareholders—basic and diluted	$(182,293)

Denominator:
Weighted average common shares outstanding—basic and diluted	66,146,155
Pro forma adjustment for newly issued shares related to the Merger	48,419,396
Pro forma adjustment for newly issued shares related to the exercised warrants	7,205,399
Pro forma basic weighted average common shares—basic and diluted	121,770,950

Pro forma net income (loss) per common share—basic and diluted	$(1.50)